Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel D. Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 58783-48 August 9, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. John Reynolds

Dear Sirs/Mesdames:

Re:      Passport Potash Inc.
            Registration Statement on Form 10
            Filed June 29, 2012
            File No. 000-54751

            We write on behalf of Passport Potash Inc. (the "Company") to acknowledge the Company's receipt of the letter (the "Comment Letter") of July 26, 2012, signed on behalf of Mr. John Reynolds of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission"), providing comments regarding the above-referenced Form 10 filing. In the Comment Letter, the Commission requested that the Company submit a response within ten business days of the Comment Letter or advise when the Company will provide the requested response.

            The Company is actively working on its response to the Comment Letter. The Company anticipates that it will be able to provide the response on or before Friday, August 24, 2012.

            In the meantime, please feel free to contact the undersigned at (604) 691-6839 should you have any questions or concerns.

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex

cc:       Passport Potash Inc.

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